Exhibit 99.1

MANGROVE PARTNERS EXPRESSES DISAPPOINTMENT IN BOARD OF CPEX PHARMACEUTICALS, INC. AND REAFFIRMS PROPOSED RECAPITALIZATION AND INTENTION TO VOTE AGAINST MERGER

GLASS LEWIS RECOMMENDS STOCKHOLDERS VOTE AGAINST MERGER

New York, New York – March 21, 2011 – Mangrove Partners, owners of 149,373 shares representing approximately 5.71% of the outstanding shares of CPEX Pharmaceuticals, Inc (NASDAQ: CPEX), today expressed its deep disappointment in the Board of Directors of CPEX for failing to  seriously consider the dividend recapitalization proposed by Mangrove Partners. Mangrove Partners is confident that should the Board return just one of Mangrove’s many phone calls it would lead to a negotiated agreement delivering a superior outcome to stockholders. Indeed, Mangrove called CPEX multiple times last week to discuss the recapitalization but never received a reply. Mangrove remains committed to finding a better alternative for stockholders than the currently proposed merger between CPEX and FCB I, stands behind its fully-financed dividend recapitalization proposal, and is prepared to immediately enter into negotiations.  Unfortunately it appears the CPEX board and management are only truly committed to their over $7 million in change of control payments.

Commenting on CPEX’s actions, Nathaniel August, Director of Mangrove Partners, said “This is just one more instance of the Board serving management’s best interests and not stockholders. Unfortunately, management’s myopic focus on capturing their enormous change of control payments has resulted in the Board rejecting our proposal out of hand without even bothering to ask us a single question or enter into negotiations.”

With regards to the merger, Nathaniel August commented “We are heartened that our skepticism towards the merger appears widespread and that the stock has been consistently trading above the merger price since we approached the Board with the recapitalization proposal. We have been contacted by many other stockholders who believe in the proposed recapitalization and who have expressed their desire to see it implemented. Based on these expressions, we believe that stockholders should be prepared to see the merger fail. In the event the merger fails, it is our intention to again approach the Board with the recapitalization proposal.”

Mangrove also notes that Glass Lewis, a leading independent proxy advisory firm, has recommended that stockholders vote against the Footstar offer for CPEX. On the Board’s process Glass Lewis remarks:

“…we are unconvinced the board’s process, however broad, secured full and fair value for CPEX shareholders.  Indeed our analyses suggest the per share price offered by Footstar and its affiliates falls well short of the value shareholders might reasonably expect in exchange for forfeiting their interest in what amounts to a long-lived annuity.”

The Glass Lewis report goes on to state:

“Our concerns about the deal’s financial terms are buttressed by the board’s failure to provide shareholders with clear, reliable analyses to support the per share sales price.  In place of a comprehensive independent review, CPEX offers shareholders an extremely brief fairness opinion by RBC, which relies primarily on a flawed sum-of-the-parts analysis.”

“Based on these factors, we believe shareholders should reject the proposed transaction with Footstar.”

Mangrove Partners intends to vote against the merger and continues to believe better alternatives are available to shareholders, most notably the fully-financed dividend recapitalization it has presented to CPEX’s Board of Directors.

Investors with questions concerning our reasons for voting against the merger should call Steven C. Balet or Geoff Sorbello at Okapi Partners LLC, which is advising Mangrove Partners, toll free at 1-877-285-5990.